SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 26, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

MEDIA RELEASE   •   COMMUNIQUE AUX MEDIAS   •   MEDIENMITTEILUNG

Novartis with dynamic growth in the 2007 first quarter

•                    Strong 2007 first quarter performance as Group net sales advance 18% (+15% in local currencies) to USD 9.8 billion on excellent performances from all divisions

•                    Group continuing operations operating income up 18%, net income up 17%

•                    Four important new regulatory approvals received in first quarter, significant progress in achieving multiple new product launches in 2007-2008

•                    Q1 approvals include Tekturna® (hypertension – US), Lucentis® (blindness – EU), Exforge® (hypertension – EU) and Sebivo® (hepatitis B – China)

•                    Completion of strategic positioning on healthcare with pharmaceuticals at the core

•                    Novartis expects record 2007 operating and net income on a continuing basis and reaffirms outlook for Group net sales growth of above five percent in local currencies

Basel, April 23, 2007– Novartis is off to a strong start in 2007, delivering dynamic growth in the first quarter as Group net sales rose 18% to USD 9.8 billion on excellent performances from all divisions and reaffirmed its outlook for record full-year results.

“I am pleased with the strong start, enhanced by several new approvals for innovative medicines that address important unmet medical needs. All divisions, particularly Pharmaceuticals and Sandoz, delivered excellent performances,” said Dr. Daniel Vasella, Chairman and CEO of Novartis. “I am confident of another year of record sales and earnings in 2007.”

The first-quarter performance included four important new regulatory approvals, including US approval for the hypertension medicine Tekturna® as well as Lucentis® in Europe for the leading cause of blindness in patients over age 50, the combination medicine Exforge® for hypertension and Sebivo® for chronic hepatitis B in China.

Group operating income advanced 11% to USD 2.5 billion, reflecting the strong underlying business expansion but growing at a lower rate than net sales primarily due to a one-time pre-tax divestment gain of USD 129 million from the sale of the Nutrition & Santé business as part of a strategy to strategically position Novartis on healthcare.

For continuing operations during the first quarter, which reflects the divestiture of Nutrition & Santé as well as Medical Nutrition, Group net sales were up 19% to USD 9.6 billion and operating income was up 18% to USD 2.4 billion. The divestiture of the Gerber baby food business, announced in April, will be reflected in the future as a discontinuing operation.

Novartis completes strategic concentration on healthcare

Novartis has consistently strengthened its focus on innovation and healthcare businesses during the last decade, creating a portfolio led by pharmaceuticals to address the needs of patients, physicians and society in a dynamically changing healthcare environment.

This strategic repositioning on healthcare – which has included the divestments of over 50% of non-core businesses during the last decade – has been completed following the signing of a definitive agreement to sell the Gerber baby foods business in April 2007. This transaction, along with the pending sale of the Medical Nutrition business announced in December 2006, requires customary regulatory approvals and is expected to be completed in 2007.

“We have now completed the divestments of non-core businesses as part of our long-term strategy to focus on healthcare, and we will continue to invest vigorously into R&D to offer a continuously novel range of medicines,” Dr. Vasella said.

All Novartis businesses activities are now concentrated on healthcare, areas where the Group has expertise and synergies in addressing the needs of customers. These include innovative pharmaceuticals for human and animal health, vaccines, generics and consumer health products such as over-the-counter (OTC) brands and diagnostics.

Novartis intends to invest proceeds from recent divestments into its operations, particularly into research and development. Strategic options will also be considered that would strengthen the competitiveness of these businesses, all of which have been improving their leadership positions through dynamic organic growth and targeted acquisitions.

Reaffirming outlook for record results in 2007

Novartis revised its 2007 net sales outlook on March 30 when announcing it would comply with a request from the US Food and Drug Administration (FDA) to suspend the US marketing and sales of Zelnorm® to allow for the review of cardiovascular safety data. Due to this suspension, the revised expectations take into account a reduction in net sales of more than USD 600 million for the rest of 2007.

However, based on management actions to reallocate resources and accelerate ongoing productivity initiatives, and also in light of recent regulatory approvals for important new products such as Tekturna®, Lucentis® and Exforge®, Novartis reaffirms expectations for another year of record operating and net income in 2007 from continuing operations.

The Group also reaffirms the revised 2007 outlook communicated on March 30 for net sales growth for continuing operations for the Group of above five percent and for the Pharmaceuticals division at a low- to mid-single-digit rate, both in local currencies.

Novartis pipeline advancing with new approvals

With 138 projects in pharmaceutical development, Novartis has one of the industry’s most promising pipelines amid plans for multiple new product approvals and launches over the next two years. Several of these anticipated approvals are for potentially best-in-class medicines that would advance treatment standards.

Novartis received four important new regulatory approvals during the 2007 first quarter, making significant progress in its goal of achieving multiple new product launches in 2007 and 2008 to support longer-term growth. However, the FDA also issued an “approvable letter” for the diabetes treatment Galvus®, delaying the potential approval of this investigational medicine. Novartis will continue working with the FDA to gain approval for this medicine.

Beyond these recent approvals, key compounds are already in or are moving into late-stage trials. Priority late-stage compounds include FTY720 (multiple sclerosis), QAB149 (respiratory diseases), AGO178 (depression), RAD001 (cancer), ABF656 (hepatitis C) and SOM230 (Cushing’s disease).

Key Group figures

First quarter

	Q1 2007			Q1 2006			% Change
	USD m		% of net sales	USD m		% of net sales	USD	lc
Net sales	9 819			8 301			18	15
Operating income	2 453		25.0	2 202		26.5	11
Net income	2 171		22.1	1 956		23.6	11
Basic earnings per share/ADS	USD	0.92		USD	0.83		11

For continuing operations, which reflects the divestiture of Nutrition & Santé as well as Medical Nutrition, Group net sales advanced 19% to USD 9.6 billion and operating income was up 18% to USD 2.4 billion. The divestiture of the Gerber baby food business, announced in April, will be reflected in the future as a discontinuing operation.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by the use of forward-looking terminology such as “expects”, “outlook”, “long-term strategy”, “will”, “confident”, “expected”, “intends”, “would”, “expectations”, “expected”, “potential”, “believes”, “pipeline”, “development”, “plans”, “potentially”, “would”, “goal”, “estimated”, “planned”, or similar expressions, or by express or implied discussions regarding potential future revenues from any particular products, or potential future sales or earnings of the Novartis Group or its Pharmaceuticals Division; potential new products, or potential new indications for existing products, or regarding potential future revenues from such products; or by discussions of strategy, plans, expectations or intentions. Such statements reflect the current views of management with respect to future events and are subject to certain known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any particular products will reach any particular sales levels. Neither can there be any guarantees that the Novartis Group, or the Pharmaceuticals Division, will achieve any particular financial results. Nor can there be any guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that they will achieve any particular revenue levels. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products, including unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing and other political pressures; and other risks and factors referred to in the Group’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

John Gilardi

Novartis Global Media Relations

+41 61 324 3018 (direct)

+41 79 596 1408 (main)

john.gilardi@novartis.com

e-mail: media.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVARTIS AG

Date: April 26, 2007	By:	/s/ MALCOLM CHEETHAM

	Name:	Malcolm Cheetham
	Title:	Head Group Financial Reporting
and Accounting